August 21, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (713)375-6477

Charif Souki
Chief Executive Officer
Cheniere Energy, Inc.
700 Milam Street, Suite 800
Houston, Texas 77002

       Re: Cheniere Energy, Inc.
             Definitive Proxy Statement on Schedule 14A
             Filed April 12, 2007
             File No. 1-16383

Dear Mr. Souki:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division of Corporation Finance's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Executive Compensation, page 16
Compensation Discussion and Analysis, page 16
Compensation Philosophy and Objectives, page 17

1. On page 20 you identify three peer groups. Clarify which particular peer group is used as the benchmark for each element of compensation and explain why the particular group was chosen. See Item 402(b)(2)(xiv) of Regulation S-K.

2. Although you have provided a description of the elements of compensation, please add disclosure pursuant to Items 402(b)(1)(iv) and (vi) of Regulation S-K. For example, explain the relative importance to your program of base salary versus other elements of compensation. Consider providing an overview of the percentage base salary represents as a percentage of total compensation awarded. Similarly, you place emphasis on your status as a developing company. Elaborate further on how the various forms of compensation awarded to officers in 2006 reflect your status as a developing company and your overall compensation objectives.

3. Although you state that you target base salary compensation at or above the market median and annual income at the 75th percentile, please disclose the actual percentiles represented during 2006 with respect to compensation paid to each named executive officer. Moreover, if any named executive officer's actual compensation fell outside of the targeted percentile range with respect to an element of compensation, please disclose the reasons for the divergence.

Annual Incentive, page 18

4. We direct you to Item 402(b)(1)(v) of Regulation S-K. Your discussion of the manner in which the annual incentive awards are determined is difficult to understand. Present a clear and concise overview of your program. For example:

   • quantify the dollar amount of the maximum bonus pool and clarify how it was determined by reference to specific financial and/or operational targets;

   • clarify whether cash or equity awards are provided under the plan in a given year and explain how a determination is made between providing the awards in either cash, stock or a combination of both;

   • elaborate on the circumstances that would result in the committee exercising its discretion to increase or decrease the bonus pool;

   • specify whether there is a range of bonus amounts (i.e. threshold, target, maximum) payable based on the level of achievement of the financial target established for a given year; and

   • disclose the factors the committee would consider in increasing an annual incentive award above the maximum.

5. Although none of the performance targets were met for the fiscal year 2006, the committee agreed with management's recommendation to award all employees 62.5% of their maximum bonus opportunity. Your disclosure suggests the decision was made for competitive reasons and due to "strong performance" as measured against corporate operational goals achieved in 2006. To facilitate an understanding of when bonus awards will be made, please specify whether the committee places greater emphasis on competitive conditions and the achievement of operational goals, than on financial goal achievement. If retention and competitive concerns are of paramount interest to the company given its stage of development, highlight this fact and clearly state, if true, whether the company plans to provide incentive awards regardless of actual financial performance. Moreover, explain how the 62.5% of maximum bonus opportunity was determined in light of the company's failure to achieve its performance targets.

6. We refer you to the list of operational achievements considered by the committee in its determination of compensation awarded in 2006. Your disclosure should clarify whether any of the operational achievements referenced were operational targets that were pre-established for the fiscal year 2006. If they were, please disclose all qualitative and quantitative targets in a given fiscal year. See Items 402(b)(2)(v)-(vi) of Regulation S-K. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b), please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. Please disclose the factors considered by the compensation committee in setting performance-related objectives. Please see Instruction 4 to Item 402(b).

Role of Compensation Committee and Executive Officers in Compensation Decisions, page 17

7. You state on page 18 that "executive performance" is considered by the committee when the committee makes its final determinations of executive compensation. Provide a discussion and analysis of how an individual executive's performance is evaluated and how their performance factors into the compensation actually received. If there are elements of individual performance, both quantitative and qualitative, that are considered by the compensation committee, disclose this fact. Disclose whether the compensation committee considered any specific contributions in its final assessment of recommendations it received from the Chief Executive Officer and Chief Operating Officer and, if applicable, whether any specific contributions were weighted and factored into specific compensation decisions made in 2006. Please disclose any personal goals established for the Chief Executive Officer and his overall level of achievement of such goals during the last fiscal year. See Item 402(b)(2)(vii) of Regulation S-K.

8. The Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. We refer you to Section II.B.1 of Commission Release 33-8732A. Please provide a more detailed discussion of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers. For example, we note the disparities in the equity awards awarded in 2006 to the Chief Executive Officer relative to the other named executive officers as reflected in the Grants of Plan-Based Awards table. Similarly, disparities exist between the named executive officers in the maximum 2006 bonus opportunity expressed as a percentage of base salary. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.

Grants of Plan-Based Awards, page 25

9. Consistent with the requirements of Item 402(e) of Regulation S-K, your narrative should explain the vesting schedules and dividend eligibility with respect to the restricted stock awards granted.

10. Based on disclosure on page 19 regarding the payout levels of your incentive compensation plan and the amounts approved for potential payout to the named executive officers in 2006, it would appear that information regarding the maximum payout levels of awards that could be granted under the Amended and Restated 2003 Stock Incentive Plan should have been reflected in the table. Please refer to Item 402(d)(2) of Regulation S-K.

Potential Payments Upon Termination and Change of Control, page 28

11. Disclose why vesting of equity awards is accelerated under various triggering events for each of the named executive officers. See Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K.

Certain Transactions with Related Parties, page 29

12. Provide the disclosure required by Item 404 (b) of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3757 with any questions.

Sincerely,

Mellissa Campbell Duru
Attorney Advisor